Rec'd 3/11/2002

50 3/18/02



SECURITIES 02019203 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bagpiper Fund, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen & Co CPA
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

THE BAGPIPER FUND, L.P.

FINANCIAL STATEMENTS
December 31, 2001

HY ALLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS
399 KNOLLWOOD ROAD SUITE 107
WHITE PLAINS, NY 10603

HY ALLEN, C.P.A.
JEFFREY N. ALLEN, C.P.A.

TEL. 914-428-2480
FAX 914-428-5663

INDEPENDENT AUDITORS' REPORT

TO THE PARTNERS of
THE BAGPIPER FUND, L.P.

We have audited the statement of financial condition of The Bagpiper Fund, L.P. as of December 31, 2001 and the related statements of operations, changes in partners' capital and financial highlights for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The condensed schedule of investments as required by generally accepted accounting principles has not been presented. The condensed schedule requires categorizing investments by type, geographic location, and industry and reporting percentages of net assets by category. The condensed schedule would also include the names, number of shares and value of each investment constituting more than 5% of net assets.

In our opinion, except for the matter described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of The Bagpiper Fund, L.P. as of December 31, 2001, and the results of its operations and changes in its net asset values for the year then ended in conformity with generally accepted accounting principles.

Hy Allen & Co CPA's

HY ALLEN & CO., CPA'S

White Plains, New York
February 26, 2002

THE BAGPIPER FUND, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash	$ 100,458
Securities at market value	814,136
Dividends receivable	60
TOTAL ASSETS	$ 914,654
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES:	
Accounts payable	$ 7,000
Contributions received in advance	100,000
TOTAL LIABILITIES	107,000
PARTNERS' CAPITAL	807,654
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 914,654

See accompanying notes.

THE BAGPIPER FUND, L.P.
STATEMENT OF OPERATIONS
Year Ended December 31, 2001

INCOME:	
Trading profits (loss)	$ (14,684)
Dividends - Trading net	60
Interest	8,508
Total	(6,116)
EXPENSES:	
Professional fees	9,765
Brokers' fee	707
Office expense	303
Total	10,775
NET LOSS	$ (16,891)

See accompanying notes.

THE BAGPIPER FUND, L.P.
CHANGES IN PARTNERS' CAPITAL
Year Ended December 31, 2001

OPENING CAPITAL	$ 100
Capital contributed	824,445
Net loss	(16,891)
ENDING CAPITAL	$ 807,654

See accompanying notes.

THE BAGPIPER FUND, L.P.
FINANCIAL HIGHLIGHTS
Year Ended December 31, 2001

For Average Assets during the year ended December 31st	
Asset Value, Beginning of Period	$ 100
Income from Investment Operations:	
Net gains/(losses) on securities (both realized and unrealized) as a percentage of Average Net Assets	(1.50)%
Total from Investment Operations	(1.50)%
Total Return	(4.09)%
Net Assets for the Period	$ 914,654
Average Net Assets for the Period	$ 407,377
Ratio of Gross Expenses to Average Net Assets	2.47%
Ratio of Net Investment Income/Loss to Average Net Assets	(4.15)%

THE BAGPIPER FUND, L.P.
NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Partnership

The Bagpiper Fund, L.P. is a New York limited partnership which operates as an investment vehicle. Although the Partnership is authorized to trade a substantially unrestricted range of instruments, the Partnership initially intends to focus its trading on publicly traded put and call options and warrants on equities and equity indexes and the equities or equity indexes underlying such options.

Generally accepted accounting principles requires a condensed schedule of investments which would include the categorizing of investments by type, geographic location, and industry and reporting percentages of net assets by category. The condensed schedule would also disclose individual investments greater than 5% of partners' capital. The General Partner has declined to present this schedule since he feels the information to be proprietary.

B. Method of Reporting

The Partnership's financial statements are presented in accordance with generally accepted accounting principles, which require the use of certain estimates made by the Partnership's management. Gains or losses are recognized by closing positions on a mark to market basis.

C. Brokerage Expenses

The Partnership will bear all expenses arising out of transactions executed, including brokerage commissions. Marketable assets of the Partnership will be kept in the custody of U.S. and non-U.S. brokerage firms and banks selected by the General Partner. The General Partner is under no obligation to deal with any particular broker or group of brokers, and orders for investments by the General Partner may be placed with a number of brokers and dealers. The General Partner may choose to retain a "prime" broker, but may replace such prime broker or retain additional brokers in the future. The General Partner will be responsible for placing the Partnership's brokerage business and selecting broker/dealers. The General Partner may consider all relevant factors including, but not limited

to, the execution capabilities required by the transations, the importance of speed, efficiency or confidentiality, and familiarity with the sources from whom and to whom particular securities might be purchased or sold.

D. **Income Taxes**

The Partnership prepares calendar year U.S. and state information tax returns and reports to the partners their allocable shares of the Partnership's income, expenses and trading gains or losses.

E. **Custody Concentrations**

Balances with broker consist principally of brokerage accounts with ABN AMRO Sage.

Note 2. THE GENERAL PARTNER AND THE INVESTMENT MANAGER

The Partnership's general partner is Caledonia Trading Advisors, LLC, (the "General Partner") and its investment manager is Caledonia Asset Management, LLC, (the "Investment Manager"). The General Partner and the Investment Manager are New York limited liability companies with Alan S. MacKenzie, Jr. being the sole member of Caledonia Trading Advisors, LLC and the sole managing member of Caledonia Asset Management, LLC. The General Partner has complete responsibility and authority for all aspects of the Partnership's business and operations, and has full discretionary investment management authority of the Partnership, which it has delegated to the Investment Manager.

Note 3. MANAGEMENT FEES

The Investment Manager is entitled to receive a quarterly management fee equal to 0.25% (1.0% per annum) (the "Management Fee") of the "Net Assets" (as defined) in each Limited Partner's Capital Account. The Investment Manager may reduce or waive entirely its Management Fee with respect to any or all Limited Partners, including, without limitation, principals and affiliates of the Investment Manager.

Note 4. INCENTIVE ALLOCATION

The General Partner's Capital Account in the Partnership will be specially allocated an amount (the "Incentive Allocation") equal to 20% of New Trading Profits experienced on the Net Assets in each Limited Partner's Capital Account during the Incentive Allocation Period for which the computation is being made. It again should be noted that by applying the formula for computation of the Incentive Allocation, the General Partner only will receive an Incentive Allocation with respect to any Capital Account if the Partnership has recouped all prior losses with respect to such Capital Account, except that the amount of any carryforward losses will be reduced pro rata by the amount of any distributions, withdrawals or redemptions as to such Capital Account. However, once an Incentive Allocation has been allocated to the General Partner's Capital Account from any Limited Partner's Capital Account, it shall be retained by the General Partner notwithstanding subsequent losses as to such Capital Account.

As described above, if a Limited Partner withdraws funds from the Partnership at a time when the Incentive Allocation is not otherwise due, the Incentive Allocation with respect to such withdrawn funds will be computed as of the date of redemption or withdrawal as if such date was the end of an Incentive Allocation Period.

Once allocated to the General Partner, Incentive Allocations will be retained by the General Partner and will not be repayable to the Partnership if the value of Net Assets allocable to a Capital Account to which any such Incentive Allocation has been made subsequently declines in value. This could result in substantial Incentive Allocations being

made to the General Partner despite the fact that an overall decline in Net Assets has occurred. Incentive Allocations are made with regard not only to realized profits but unrealized profits as well.

Note 5. SUBSCRIPTIONS, DISTRIBUTIONS AND REDEMPTIONS

The Partnership is offering limited partnership interests ("Interests") to qualified investors in $50,000 minimums at such times as the General Partner may determine, typically as of the beginning of each calendar quarter. The General Partner may, in its discretion, increase or decrease the minimum investment at any time, and may accept such other amounts from any investors in its discretion. The Partnership is limited to 100 beneficial owners at any time. The General Partner may accept or reject any subscription in whole or in part in its sole discretion.

No sales commissions will be payable in connection with Interests sold by the General Partner. However, the General Partner may engage selling agents to offer and sell Interests, and such selling agents may receive sales commissions from the General Partner in connection therewith.

Note 6. WITHDRAWALS

A Limited Partner may withdraw all or a portion of such Limited Partner's Capital Account as of the end of any calendar quarter, by giving written notice to the General Partner at least 60 calendar days prior to the proposed withdrawal date. Withdrawals may be permitted at such other times or with such shorter notice as the General Partner, in its absolute discretion, may determine. Withdrawals generally will be paid out within 90 days of the effective date thereof, and may be subject to various charges in certain cases.